UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO

SCHEDULE 13D ON

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Psychemedics Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
744375205
(CUSIP Number)
December 21, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	744375205	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS H. Wayne Huizenga

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		482,100(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		482,100(1)

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

482,100(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.2

12	TYPE OF REPORTING PERSON

IN
(1)   Includes 290,866 shares beneficially owned by Huizenga Investments Limited Partnership (“HILP”). Mr. Huizenga is a 99% limited partner of HILP. Huizenga Investments, Inc. (“HII”), a Nevada corporation, is a 1% general partner of HILP and Mr. Huizenga is the sole shareholder of HII.

CUSIP No.	744375205	13G	Page	3	of	6	Pages

1	NAME OF REPORTING PERSONS Huizenga Investments Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	5	SOLE VOTING POWER

NUMBER OF		290,866

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		290,866

WITH	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	290,866

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6

12	TYPE OF REPORTING PERSON

	OO

CUSIP No.	744375205	13G	Page	4	of	6	Pages
Explanatory Note
We are filing this Schedule 13G to report the termination of the reporting persons’ obligations under Schedule 13D in connection with the gift by HILP of 105,000 shares to Nova Southeastern University.
Item 1(a).	Name of Issuer: Psychemedics Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

125 Nagog Park Actom, Massachusetts

Item 2(a).	Name of Person Filing:

H. Wayne Huizenga Huizenga Investments Limited Partnership

Item 2(b).	Address of Principal Business Office or, if None, Residence:

H. Wayne Huizenga 450 East Las Olas Blvd. Fort Lauderdale, Florida 33301

Huizenga Investments Limited Partnership 101 Convention Center Drive Las Vegas, Nevada 89109

Item 2(c).	Citizenship:

H. Wayne Huizenga, United States Huizenga Investments Limited Partnership, Nevada limited partnership

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 744375205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E).

CUSIP No.	744375205	13G	Page	5	of	6	Pages
(f)	☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount beneficially owned:
Mr. Huizenga is deemed to beneficially own, and has sole voting and dispositive power over, 482,100 shares (9.2%) of the issuer’s outstanding common stock. These shares include 290,866 shares (5.6%) beneficially owned by HILP, over which HILP has sole voting and dispositive power. Mr. Huizenga is a 99% limited partner of HILP. HII is a 1% general partner of HILP and Mr. Huizenga is the sole shareholder of HII.
     The percentage ownership disclosed is calculated based upon 5,212,536 shares of the issuer’s common stock issued and outstanding at November 12, 2010.
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No.	744375205	13G	Page	6	of	6	Pages
Item 10.	Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 23, 2010

/s/ H. Wayne Huizenga
H. Wayne Huizenga

Huizenga Investments Limited Partnership, a Nevada limited partnership
By:	Huizenga Investments, Inc., a Nevada corporation

By:	/s/ H. Wayne Huizenga
H. Wayne Huizenga, Authorized Signatory